UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-34238

THE9 LIMITED

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously disclosed, The9 Limited (the “Company”) entered into a standby equity distribution agreement (the “SEDA”) with YA II PN, Ltd., a Cayman Islands exempt limited partnership managed by Yorkville Advisor Global LP (the “Purchaser”), dated August 27, 2021. Pursuant to the SEDA, the Company will be able to sell up to US$100.0 million of its ADSs solely at the Company’s request at any time during the 36 months following the date of the SEDA. The ADSs would be purchased at a price per ADS that is the greater of (i) 85% of the average of the five daily VWAPs (as defined below) during the pricing period, or (ii) 90% of the average of the 3 lowest daily VWAPs during the pricing period, rounded to the nearest 100th. “VWAP” means, for any trading day, the daily volume weighted average price of the Company’s ADSs for such date on the principal market as reported by Bloomberg L.P. during regular trading hours.

On November 17, 2021, the Company sent the first advance notice to the Purchaser for an aggregate amount of $10 million. Subject to the beneficial ownership limit of the Purchaser as set forth the SEDA, the aggregate purchase price of the ADSs as set forth in the settlement document provided by the Purchaser in response to such advance notice is $9,600,000. The purchase price per ADS is $9.91. The Company registered 968,718 ADS (the “Shares”), representing 29,061,540 Class A ordinary shares, on the Company’s effective shelf registration statement on Form F-3ASR (File No. 333-254878) filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2021 and an accompanying prospectus supplement dated November 24, 2021.

The net proceeds from the transactions will be approximately $8,924,000, after deducting certain fees due to the finder for this transaction and the Company’s estimated transaction expenses, and will be used for working capital and general corporate purposes.

A copy of the legal opinion of Maples and Calder (Hong Kong) LLP relating to the legality of the issuance and sale of the Shares is filed as Exhibit 5.1 to this Current Report on Form 6-K.

Forward-Looking Statements

This Current Report on Form 6-K contains forward-looking statements that involve risks and uncertainties, such as statements related to the anticipated amount of net proceeds from the Offering and the intended use of such proceeds. The risks and uncertainties involved include the Company’s ability to satisfy certain conditions to closing on a timely basis or at all, as well as other risks detailed from time to time in the Company’s filings with the SEC. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this report. The Company does not intend to revise or update any forward-looking statement in this report to reflect events or circumstances arising after the date hereof, except as may be required by law.

Exhibits

Exhibit No.	Description
5.1	Legal Opinion of Maples and Calder (Hong Kong) LLP
23.1	Consent of Maples and Calder (Hong Kong) LLP (included as part of Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 24, 2021

THE9 LIMITED

By:	/s/ George Lai
Name:	George Lai
Title:	Director and Chief Financial Officer